# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Masonglory Ltd, CIK 0002020228
CUSIP: G6007A118
Title of class of securities: Class A Ordinary Shares, par value US$0.0008 per share (Reporting Person also holds Class B Ordinary Shares carrying 50 votes each)
Address of issuer's principal executive offices: Room 8, 25/F, CRE Centre, 889 Cheung Sha Wan, Kowloon, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 10/28/2026
Amends the filing with accession number 0001185185-26-005035
Filed by CIK 0002108417
Persons authorized to receive notices and communications: Tsz Tun Tse, Fung & Tun Limited, Room 8, 25/F,, CRE Centre, 889 Cheung Sha Wan Road, Kowloon, Hong Kong (K3), 999077, (852) 2114 3424

## Reporting persons
- Fung & Tun Limited (CIK 0002108417): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 949,452; shared voting power 0; sole dispositive power 949,452; shared dispositive power 0; aggregate amount beneficially owned 949,452 (22.8% of the class)
  Comment: 1. Fung & Tun Limited is controlled by Mr. Tse Shing Fung and Mr. Tse Tsz Tun, who own 36% and 35%, respectively, of the equity interests in Fung & Tun Limited. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Tse Shing Fung and Mr. Tse Tsz Tun may be deemed to have voting and investment power with respect to the 949,452 shares of the Issuer held by Fung & Tun Limited, comprising 682,500 Class B Shares and 266,952 Class A Shares. The remaining approximately 29% equity interest in Fung & Tun Limited is held by a third-party transferee having only a pecuniary interest and no control rights, and Messrs. Tse Shing Fung and Tse Tsz Tun retain full voting and investment control over Fung & Tun Limited and the shares of the Issuer held by it. Each of the shareholders' meetings and the board of directors of Fung & Tun Limited remains under the control of Messrs. Tse Shing Fung and Tse Tsz Tun. 2. This percentage is calculated based upon 4,163,647 total issued and outstanding shares of the Issuer, comprising 3,481,147 Class A Shares and 682,500 Class B Shares, consisting of (i) 2,119,647 shares outstanding following the Share Consolidation (being the 16,957,000 ordinary shares outstanding as of July 30, 2026, as reported in the Issuer's annual report on Form 20-F filed on July 30, 2026, as adjusted for the Share Consolidation described herein, and reflecting a net increase of 22 shares as a result of rounding up fractional shares), (ii) 1,377,000 Class A Shares issued on August 12, 2026 pursuant to the share swap agreement described in Item 4, and (iii) 667,000 Class A Shares issued on October 5, 2026 pursuant to the securities purchase agreement dated September 25, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0008 per share (Reporting Person also holds Class B Ordinary Shares carrying 50 votes each)
Name of issuer: Masonglory Ltd
Address of issuer's principal executive offices: Room 8, 25/F, CRE Centre, 889 Cheung Sha Wan, Kowloon, Hong Kong (K3), 999077
Comment: This Masonglory Limited, a company organized under the laws of the Cayman Islands (the "Issuer"), whose principal executive offices are located at Room 8, 25/F, CRE Centre, 889 Cheung Sha Wan, Kowloon, Hong Kong. Effective at the open of business on August 11, 2026, the Issuer consolidated every eight (8) ordinary shares of par value US$0.0001 each into one (1) ordinary share of par value US$0.0008 each (the "Share Consolidation") and reclassified and re-designated its share capital into Class A Shares, each carrying one (1) vote per share, and Class B Shares, each carrying fifty (50) votes per share (the "Reclassification"). The Class A Shares continue to trade on the Nasdaq Capital Market under the symbol "MSGY" and the new CUSIP No. G6007A118. See Item 4.

## Item 2. Identity and Background
Name of person filing: This Amendment is being filed by Fung & Tun Limited, a company organized under the laws of British Virgin Islands (the "Reporting Person").
Residence or business address: The place of its organization of Fung & Tun Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
Present principal occupation or employment: Fung & Tun Limited is principally engaged in the business of investment holding. The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Person are set forth on Schedule A hereto and are incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Person and, to the best of its knowledge, any of the persons listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Person and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Citizenship: Fung & Tun Limited is organized under the laws of the British Virgin Islands. Schedule A Name Position with Fung & Present Principal Citizenship Equity Interest in Tun Limited Occupation Fung & Tun Limited Mr. Tse Shing Fung Director Director Chinese 36% Mr. Tse Tsz Tun Director Director Chinese 35% Ms. Li Lingling Director Director Chinese None Executive Officers: N/A N/A N/A N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On March 25, 2024, each of the controlling shareholders of the Issuer (the "Controlling Shareholders") entered into a sale and purchase agreement with Fung & Tun Limited, a company incorporated under the laws of the BVI and jointly owned by the Controlling Shareholders (each holding one (1) Ordinary Share), pursuant to which each of the Controlling Shareholders sold, and Fung & Tun Limited purchased from the Controlling Shareholders a total of two (2) Ordinary Shares (representing the entire issued share capital of the Company), at an aggregate consideration US$0.0002. On June 14, 2024, the Issuer allotted and issued 11,499,998 Ordinary Shares at a par value of US$0.0001 per Ordinary Share, credited as fully-paid in its share capital, to Fung & Tun Limited, which is jointly owned by Mr. Tse Shing Fung and Mr. Tse Tsz Tun. On January 8, 2026, Fung & Tun Limited sold an aggregate of 1,000,000 Ordinary Shares, consisting of 500,000 Ordinary Shares sold to two individuals. On December 10, 2025, Mr. Tse Shing Fung and Mr. Tse Tsz Tun transferred an aggregate of approximately 29% of the issued equity interests in Fung & Tun Limited to a third-party transferee. Following such transfer, Mr. Tse Shing Fung and Mr. Tse Tsz Tun hold 36% and 35%, respectively (in aggregate 71%), of the equity interests in Fung & Tun Limited and continue to exercise full voting and investment control over Fung & Tun Limited and, accordingly, over the shares of the Issuer held by it. The transferee holds only a pecuniary (economic) interest in Fung & Tun Limited and has no voting, investment, dispositive or other control rights with respect to Fung & Tun Limited or the shares of the Issuer held by it; in particular, both the shareholders' meetings and the board of directors of Fung & Tun Limited remain under the control of Messrs. Tse Shing Fung and Tse Tsz Tun; accordingly, the identity of the transferee is not disclosed in this Amendment. Fung &Tun Limited did not sell, transfer or otherwise dispose of any shares of the Issuer in connection with such transaction, and its holding of 10,500,000 ordinary shares of the Issuer (prior to the Share Consolidation) remained unchanged. As a result of the Share Consolidation, every eight (8) ordinary shares of par value US$0.0001 each held by the Reporting Person were consolidated into one (1) ordinary share of par value US$0.0008 each. Contemporaneously with the Reclassification, 682,500 of the shares held by the Reporting Person were re-designated as Class B Shares, and the remaining 630,000 shares held by the Reporting Person were re-designated as Class A Shares. The Share Consolidation and the Reclassification applied to the Reporting Person's shares in the same manner and proportion as to the shares of all other shareholders of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 is hereby incorporated by reference in this Item 4. The purpose of the aforementioned acquisitions is for investment. The Reporting Person will evaluate their investment in the Issuer from time to time and may at any time, based on such evaluation, market conditions and other circumstances, increase or decrease their security holdings in the Issuer or may change their investment strategy as regards to the Issuer. On July 31, 2026, the shareholders of the Issuer approved at an extraordinary general meeting, and effective at the open of business on August 11, 2026 the Issuer effected, the Share Consolidation, the Reclassification and the re- designation of the 682,500 shares held by the Reporting Person as Class B Shares, and adopted the second amended and restated memorandum and articles of association of the Issuer setting forth the respective rights, restrictions and privileges of the Class A Shares and the Class B Shares. Each Class B Share carries fifty (50) votes and each Class A Share carries one (1) vote on all matters subject to a vote of the Issuer's shareholders. The Reporting Person did not acquire or dispose of any pecuniary interest in the securities of the Issuer in connection with the Share Consolidation, the Reclassification or the re-designation, each of which was effected by the Issuer and applied to the Reporting Person's shares in the same manner and proportion as to the shares of all other shareholders of the Issuer. On August 12, 2026, the Issuer entered into a share swap agreement with an unaffiliated third party, pursuant to which the Issuer allotted and issued an aggregate of 1,377,000 Class A Shares as consideration for the acquisition of a 20% equity interest in Beta Beteiligungs und Besitz GmbH, a private limited liability company organized under the laws of the Republic of Austria, as reported in the Issuer's report on Form 6-K furnished on August 13, 2026. The issuance of such Class A Shares on August 12, 2026 diluted the percentage of the Issuer's shares and aggregate voting power held by the Reporting Person, as described in Item 5. Except as set forth in this Item 4, none of the Reporting Person has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. As part of ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Person may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Issuer's ordinary shares that may be deemed to be beneficially owned by the Reporting Person, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. The information set forth in Item 5(c) is hereby incorporated by reference in this Item 4. On October 2, 2026, the Reporting Person filed a Form 144 with respect to the proposed sale of up to 630,000 Class A Shares. On October 23, 2026, the Reporting Person deposited such Class A Shares with its broker. Such deposit did not change the Reporting Person's beneficial ownership of the Class A Shares. From October 25 through November 2, 2026, the Reporting Person sold an aggregate of 363,048 Class A Shares, as further described in Item 5(c). Notwithstanding the foregoing sales, Messrs. Tse Shing Fung and Tse Tsz Tun retain full voting and investment control over Fung & Tun Limited and remain the controlling shareholders of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) The information contained on each of the cover pages of this Statement and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference. As of the date hereof, Fung & Tun Limited holds 682,500 Class B Shares and 266,952 Class A Shares, being an aggregate of 949,452 shares of the Issuer, representing approximately 22.8% of the Issuer's total issued and outstanding shares and approximately 91.5% of the Issuer's aggregate voting power. The share ownership percentage is calculated based upon 4,163,647 total issued and outstanding shares of the Issuer, comprising 3,481,147 Class A Shares and 682,500 Class B Shares, consisting of (i) 2,119,647 shares outstanding following the Share Consolidation (being the 16,957,000 ordinary shares outstanding as of July 30, 2026, as reported in the Issuer's annual report on Form 20-F filed on July 30, 2026, as adjusted for the Share Consolidation, and reflecting a net increase of 22 shares as a result of rounding up fractional shares), (ii) 1,377,000 Class A Shares issued on August 12, 2026 pursuant to the share swap agreement described in Item 4, and (iii) 667,000 Class A Shares issued on October 5, 2026 pursuant to the securities purchase agreement dated September 25, 2026. Aggregate voting power is calculated on the basis that each Class B Share carries fifty (50) votes and each Class A Share carries one (1) vote.
Number of shares as to which each person has sole or shared power to vote or dispose: The powers that a Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to such Reporting Person, which is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except as disclosed in this Statement, none of the Reporting Person or, to the best of its knowledge, any of the persons listed on Schedule A hereto has effected any transaction in the Class A Shares or the Class B Shares during the past 60 days. On October 23, 2026, the Reporting Person deposited 630,000 Class A Shares with its broker in connection with the proposed sales described in the Form 144 filed on October 2, 2026. Such deposit did not constitute a purchase or sale and did not change the Reporting Person's beneficial ownership of such shares. From October 25 through October 27, 2026, the Reporting Person sold an aggregate of 182,000 Class A Shares. In addition, the Reporting Person effected the following sales of Class A Shares: (i) 50,000 shares on October 28, 2026 at US$3.6300 per share; (ii) 50,000 shares on October 29, 2026 at US$3.8447 per share; (iii) 50,000 shares on October 30, 2026 at US$3.8021 per share; and (iv) 31,048 shares on November 2, 2026 at US$3.9208 per share, representing an aggregate of 181,048 Class A Shares.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Statement, to the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares or the Class B Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

## Signatures
- Fung & Tun Limited: /s/ Tsz Tun Tse, Tsz Tun Tse/Director (11/03/2026)